

Mail Stop 3720

June 25, 2010

Mr. Zongshu Nie
Chief Financial Officer
Deer Consumer Products, Inc.
Area 2, 1/F, Building M-6
Central High-Tech Industrial Park
Nanshan, Shenzhen, China 518057

> **RE:** **Deer Consumer Products, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2009**
> **Filed March 2, 2010**
> **Form 10-Q for Fiscal Quarter Ended March 31, 2010**
> **File No. 001-34407**

Dear Mr. Zongshu:

We have completed our review of your filings and do not have any further comments at this time.

Sincerely,

Larry Spirgel
Assistant Director

cc: Robert Newman
     The Newman Law Firm, PLLC
     Fax: (212) 202-6055